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SEC FILE NUMBER
8-70224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carofin, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Elks Club Rd.
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Craig Gilmore	(828) 393-0088	cgilmore@carofin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs PC
(Name – if individual, state last, first, and middle name)

3535 Rosewell Rd., Ste. 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Nicholas Craig Gilmore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Carofin, LLC_____, as of _12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
AUBRIANNA D. MUSSER
Notary Public - North Carolina
Transylvania County
My Commission Expires Dec 7, 2030
```

Signature: _____

Title: _____
FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statements with Supplemental Information
And Independent Registered Public Accounting Firm Report

Carofin, LLC

As of December 31, 2025

Carofin, LLC

Table of contents

Report of Independent Registered Public Accounting Firm

To the Members of
Carofin, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carofin, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carofin, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carofin, LLC's management. Our responsibility is to express an opinion on Carofin, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Carofin, LLC's financial statements. The supplemental information is the responsibility of Carofin, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 13, 2026

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Statement of Financial Position

December 31, 2025

Assets

Current assets		
Cash and cash equivalents	$	104,000
Accounts receivable		80,707
Security deposit		550
Total current assets		185,257
Property and equipment, net		4,370
Total assets	$	189,627

Liabilities and Members' Equity

Current liabilities		
Accounts payable		24,285
Accrued expenses		5,344
Total current liabilities		29,629
Members' equity		159,998
Total liabilities and members' equity	$	189,627

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2025

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Carofin, LLC, is a broker/dealer registered as of July 31, 2019 with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 2018, and conducts its operations in Brevard, North Carolina. The Company is licensed in 21 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

Limited Liability Company / Income Taxes

The Company has adopted provisions of FASB ASC 740-10, *Uncertainty in Income Taxes*. Under this standard the Company has evaluated its tax positions to determine is they are more likely that not to be sustained upon examination. This includes entity status. The Company believes is has no uncertain tax positions.

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be passed through to the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Property, Improvements and Equipment

Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Statement of Operations. Depreciation expense was $1,131,for the year ending December 31, 2025.

Advertising Expenses

Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $79,519 for 2025.

Notes to Financial Statements
December 31, 2025

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. Services within the scope of ASC 606 include:

    a.   Investment banking M&A advisory fees – Commission sharing on Private Placements

If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2025.

Revenue from Contracts with Customers

Investment Banking: Commission Sharing on Private Placements

All revenue is generated by a commission sharing arrangement with its related party who is also a broker dealer and the primary investment broker on a securities transaction. The Company provides marketing and solicitation services to its related party and participates in the success fee, by agreement with the customer, for the marketing and solicitation services it provides. The related party earns a success fee upon private placement of securities for the purpose of raising capital. The Company's share of the success fee is stated in the agreement with the related party's customer. The commission share is typically 50% of net economics from success fee earned by its related party and recognized upon successful closing of the private placement deal.

The Company also earned $215,000 from an Employee Lease arrangement with affiliated firm CFG Financial Services, LLC. Revenue is recognized as services are provided monthly.

The Company is evaluating new accounting standards and will implement as required.

NOTE B - MEMBERS' EQUITY

The Company has two classes of member equity interests; Common Interest and Preferred Redeemable Interests.

Notes to Financial Statements
December 31, 2025

Common Interests in the equity of the Company contain all voting privileges and have no special preference regarding Company distributions or treatment upon Company liquidation. All common interest is owned by a related party.

Preferred Redeemable Interests hold no voting rights, contain a preferred cumulative distribution clause of 8% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement effective July 31, 2019 (date of FINRA approval) with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. This agreement renews automatically annually. Carolina Financial Group, LLC also pays direct expenses on behalf of the Company which the Company reimburses. Total amounts charged for 2025 were $974,978 and were included in their respective expense accounts in the Statement of Operations. The Company owed Carolina Financial Group, LLC $19,653 at December 31, 2025 which is included in the Accounts Payable on the Statement of Financial Position.

The Company has a fee sharing agreement with Carolina Financial Securities, LLC, an affiliate, for which the Company receives success fees for securities sold using the Company's digital platform. Total fees for the year end December 31, 2025 were $974,498 included in commission sharing fee income on the Statement of Operations, of which $78,778 was receivable on December 31, 2025 and included in accounts receivable on the Statement of Financial Position.

The Company entered into Employee Lease Agreements with affiliate entity CFG Financial Services, LLC in 2025 totaling $215,000. The amount was fully collected in 2025.

NOTE D - NET CAPITAL REQUIREMENTS

Carofin, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6\frac{2}{3}$% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2025, the Company had net capital as defined of $74,371 and excess net capital of $69,371. At the same date, the Company's ratio of aggregate indebtedness to net capital was 0.40 to 1. Accordingly, the Company was in compliance with the net capital requirements.

NOTE E - CREDIT RISKS AND OTHER CONCENTRATIONS

Carofin, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The company had bank balances within the FDIC coverage limits at December 31, 2025.

NOTE F - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2025 in accordance with ASC 855 - *Subsequent Events* through April 13, 2026, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements.

NOTE G – CONCENTRATION

The Company had 2 clients which were related parties, that represented 100% of sales fee revenue during the period.

NOTE H – ACCOUNTS RECEIVABLE

The Company has evaluated it's accounts receivable and determined that a write off of $6,184 is needed for the period December 31, 2025. The remainder of accounts receivable is deemed collectible. The terms of accounts receivable are due upon receipt of services.

Total Accounts Receivable at January 1, 2025 was $80,707, net of allowance.

NOTE I – COMMITMENTS, CONTINGENCIES AND GOING CONCERN

The Company has evaluated its commitments and contingencies under FASB ASC 440 and ASC 450 and determined that no significant unrecorded commitments and contingencies exist as of December 31, 2025.

The Company has evaluated its ability to continue operations, due to its negative cash flow from operations and determined that it will have operating capital, either from operations or capital contributions, sufficient to meet its obligations and net capital requirements for the next 12 months from issuance of these financial statements.

NOTE J – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note D), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from two related entities in 2025.